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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        Our earnings were insufficient to cover fixed charges for each of the periods presented. Accordingly, the following table sets forth the deficiency of earnings to fixed charges for each of the periods presented. Because of the deficiency, ratio information is not applicable.

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Additional pre-tax income needed for earnings to cover total fixed charges	$204,857	$51,527	$23,313	$10,555	$10,036

        For purposes of computing the deficiency of earnings available to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness. Deficiency of earnings consists of loss before income taxes, plus fixed charges.

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RATIO OF EARNINGS TO FIXED CHARGES